

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 7, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Kenneth W. Smith
Chief Financial Officer
Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, Massachusetts 01803

        RE: Form 10-K for the fiscal year ended December 31, 2006
               Form 10-Q for the period ended September 30, 2007
                   File No. 1-14962

Dear Mr. Smith:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Lesli Sheppard, Special Counsel, at (202) 551-3708 regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding financial statements and related matters.

                                Sincerely,

                                  Rufus Decker
                                Accounting Branch Chief